SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 20, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
-	BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

20 October 2011

To:
London Stock Exchange
Australian Securities Exchange

cc:
New York Stock Exchange
JSE Limited

For Announcement to Market

Please find attached addresses to shareholders to be delivered at BHP Billiton Plc’s Annual General Meeting by the Chairman and the Chief Executive Officer.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meeting will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Melbourne on 17 November 2011. The results will then be communicated to the market.

Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Plc Annual General Meeting 20 October 2011:

Speeches by Jac Nasser, Chairman, BHP Billiton
and
Marius Kloppers, Chief Executive Officer, BHP Billiton

Jac Nasser, Chairman, BHP Billiton

Good morning ladies and gentlemen. My name is Jac Nasser.   Before I start the meeting, let me draw your attention to the disclaimers in the slide presentation.

Welcome to the 2011 Annual General Meeting of BHP Billiton Plc. This meeting is being webcast so let me also welcome those shareholders online. I hope you enjoyed the opening video which highlights the scope of our operations and, most importantly, the quality and commitment of our people.

Introductions

Let me introduce your Directors. To my left is our Chief Executive Officer, Marius Kloppers. Further to my left is John Schubert, Chairman of our Sustainability Committee. Next we have David Crawford, who has recently retired as Chairman of the Risk and Audit Committee. Then we have Carlos Cordeiro, followed by Wayne Murdy.

Moving to my right we have Keith Rumble. Next, Carolyn Hewson, followed by Malcolm Broomhead.

We also have two new Directors. Shriti Vadera, who brings to our Board global experience in finance, emerging markets and public policy. Welcome Shriti. Lindsay Maxsted is your other new Director and our newly appointed Chairman of the Risk and Audit Committee. He brings experience in finance, corporate restructuring and risk management. Welcome Lindsay.

Finally, joining us by audio link is John Buchanan. John is your Senior Independent Director and Chairman of the Remuneration Committee. Welcome John.

During the year we announced the retirement of Alan Boeckmann. Alan made a valuable contribution to the Board through his global project experience and business acumen. We miss his insights and wish him and his family continued success.

Next to Marius is Alex Vanselow, our Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee, and next to me is our Group Company Secretary, Jane McAloon.

In the room we have Simon Figgis and Martin Sheppard from KPMG, our external auditors.

We also have the other members of our Group Management Committee with us today; would you please stand as I introduce you. Andrew Mackenzie - our Chief Executive, Non Ferrous; Mike Yeager - Chief Executive, Petroleum; Marcus Randolph - our Chief Executive, Ferrous and Coal; Karen Wood - Chief People and Public Affairs Officer; and we have Alberto Calderon - Chief Commercial Officer.

Finally, I would also like to welcome the external members of our Forum on Corporate Responsibility and ask them to please stand. The Forum’s purpose is to consider environmental and social issues relevant to our business. I encourage shareholders to chat with them after our meeting.

Economic Environment

Ladies and gentlemen, let me begin with a comment about the economic environment and the impact on your Company.

Since 2007, the global economy has been marked by significant volatility and unexpected events. In most of the developed world, economic disruption has seen companies and consumers reduce their debt levels, and growth slow. Unexpected events such as the Japanese tsunami have disrupted trade, and austerity measures proposed by governments have yet to restore confidence, particularly in Europe.

Our view remains that in the short-term, high levels of sovereign debt in the Eurozone, and to a lesser extent in the US, will continue to create uncertainty. While no-one has a crystal ball, we expect those regions to experience a protracted recovery. Despite this, we remain confident about the long-term outlook for our business. Let me explain why.

This slide shows that over the past 30 years, the relative contribution of developed economies to global growth has consistently declined. On the other hand, as you can see, the opposite is true for the developing economies. By 2015, developing economies are expected to account for over 75 per cent of global growth.

I know from conversations with shareholders that this rebalancing of the global economy can be difficult to understand. So let me give you our view with a particular focus on our Company. Your Board’s overriding priority continues to be focussed on creating long-term, sustainable shareholder value - we’ll start with that as a given. However, compared to many other industries, we need to take a long-term perspective on the global economy when we make investments.

The key question is, whether the boom that Asia, and China in particular, is experiencing is temporary, or whether there is a sustainable and real structural shift in the global economy?

Some people have compared today’s growth in demand for resources with the gold rush in the 1800s. The implication is, that like the gold rush, this period will only last for a short time, and things will then go back to the way they were. While the gold rush had positive impacts on countries like Australia, the US and Canada, these were due to the discovery of new resources.

In contrast, what is occurring in China and other developing countries is a structural shift in demand. It is the result of significant changes in where, and how, hundreds of millions of people live and work. China’s growth is due to industrialisation and the continuing expansion of its largest cities, as well as the creation of completely new cities.

In the 20 years from 1990 to 2010, the number of people living in cities in China increased by more than 350 million people. In India, during the same period, the number of people living in cities grew by 135 million people. Over the next 20 years, cities in China and India will grow by around 500 million people. This growth is generating better jobs, education, health care, social services and higher incomes.

So, in our view, the world is in the midst of a dramatic structural shift. This shift is unprecedented in its scale and potential long-term impact, and it is improving the lives of hundreds of millions of people. It did not happen overnight. Over thirty years ago, China embarked on a series of major economic reforms, which have driven strong, consistent, commodities-intensive growth. So, unlike a gold rush, this structural shift will not suddenly disappear. Rather, it will continue to drive long-term demand for minerals and energy; our products.

This slide shows the relationship between steel consumption, industrial development and people’s income.

Industrialisation and urbanisation drive investment in infrastructure, such as homes, factories, office buildings, transport, water and energy networks; these are all resource intensive.

As a country’s per person income moves from around US$3,000 to US$10,000, the rate of growth in demand for commodities is strongest. You can see this as China enters this critical income level, and we expect India to follow a similar path.

However, this growth is not without its challenges. There is active debate around the world, about how society manages, the increasing pressures for the supply of resources, including food, minerals and water.

While markets will always play a central role in the allocation of capital, and the determination of market prices, there will still be important challenges for society and policy makers, as we transition through this structural change. Your Company will continue to play a constructive role in these important debates.

Energy Policy

One critical area is energy demand and policy. There are no simple solutions to energy policy. Much of the debate has been about reducing carbon emissions; however, the issue is more complex than that. While we need to reduce carbon emissions, the urbanisation and industrialisation in developing countries, together with improving living standards, are driving high growth in energy demand.

World energy needs will increase by more than 35 per cent over the next 20 years. China and India alone will account for around 50 per cent of this projected increase.

So the reality is, we have to do two things at once: we have to cut carbon emissions and, at the same time, find ways to meet the increasing energy needs of emerging economies.

The sheer size of projected energy demand means that we will have to use many different sources. Each energy source has different costs and environmental impacts.

The objective of any national energy policy should be to ensure an economically competitive, secure and innovative energy sector, and to reduce carbon intensity. But that that doesn’t mean the energy mix will be the same across countries. In fact, it won’t be. It will differ depending on the resource endowment, and will be influenced by each government’s particular policies.

Here in the UK, continued investment in oil and gas production is expected to be complemented by low carbon technologies, including renewables and nuclear.

In China, it’s a little different, with coal making up 70 per cent of China's energy mix. The Government’s focus is to also promote the use of cleaner fuels such as natural gas, nuclear power and renewables.

In the United States, the Government recently announced a blueprint for a secure energy future. Its aim is to develop America's energy supplies by expanding domestic oil and gas, along with growth in other energy sources, including renewables.

In 2010, American oil production reached its highest level since 2003 and gas production reached its highest level in more than thirty years. Much of this increase has been due to production from shale formations as a result of advances in technology.

Our recent US$4.7 billion acquisition of Chesapeake’s Fayetteville shale gas assets, followed by our US$15 billion acquisition of Petrohawk Energy, gives us a world class resource base in this high growth industry. These are new and significant acquisitions for your Company in a fuel source that is well known in the US, but less well known in Europe and Australia. Marius will cover the assets, technology and opportunities relating to these acquisitions shortly.

Our Strategy

Let me put this in the context of our diversified business strategy. We invest in long-life, low-cost, upstream, expandable resources, diversified by commodity, customer and geography. Our shale acquisitions have further strengthened the quality and diversity of our unique portfolio. The diversity of our business reduces risk for our shareholders, and generates more options for long-term shareholder value.

This slide shows the profit margins for each of our businesses over the last decade. The way the lines move shows the degree of volatility in the different businesses at different times. This volatility of earnings is one of the key challenges faced by resource companies with a single commodity.

Our major competitive advantage is the quality and diversity of our portfolio. When all of our businesses are considered together, you can see that BHP Billiton generates a strong and stable profit margin. That level of stability gives us flexibility and reduces risk. Through the recent economic downturn this stability of returns enabled us to maintain our progressive dividend.

In the long-term, our ferrous, non-ferrous and energy products allow us to participate in the different phases of growth in developing economies. So, looking forward, it provides us with the confidence to continue to invest throughout all points of the economic cycle.

Our Charter & Health, Safety, Environment and Community

As you have seen, the resources industry is important to facilitate global economic development and growth. Our ability to continue to meet the demand for our products depends not only on superior capital and technical skills, but on an equally strong approach to creating social capital.

Today we are in a more complex and volatile world. The industry we operate in is equally challenging.

The foundation for everything we do at BHP Billiton is our Charter, which sets out our values. Our values include putting health and safety first, acting with integrity, being environmentally responsible and supporting our communities.

We fundamentally believe that our overall long-term success depends on our ability to manage our operations in a safe and sustainable manner.

Sadly, two of our people lost their lives at work last year; this is clearly unacceptable. I would like to recognise both colleagues. On behalf of the Board and Management we offer our condolences to their families and friends.

Although last year our overall safety performance continued to improve, this is a stark reminder of the need to be vigilant about safety.

Now, let me turn to our community relationships. Across our business, we aim to make a positive contribution to the people in our host communities.

Last month we launched the ‘Window of Opportunity’ project in partnership with PATH. PATH is an international non-profit organisation that helps communities break longstanding cycles of poor health.   Building on existing relationships, our US$25 million commitment will improve critical health and development services for up to 750,000 mothers and babies in Mozambique and South Africa.

For the last 10 years, we have invested one per cent of our pre-tax profits in community programs. Last year we invested US$195 million, including a US$30 million contribution to BHP Billiton Sustainable Communities, our UK based charity.

Many of our employees also support their local communities through cash donations, fundraising and volunteering their time. We support their efforts by matching their contributions, dollar for dollar.

Our Sustainability Report provides more examples of our work in the community; copies are available outside in the refreshment area.

In addition to our voluntary contributions, local communities benefit through employment, and the purchase of goods and services. We also pay taxes and royalties to governments. Our total tax and royalty expense last year was US$12.3 billion.

Financial Results

Marius will talk about our financial results in more detail but let me highlight some key points. In the 2011 financial year, BHP Billiton increased profit by 74 per cent to US$21.7 billion. The Board increased the full year dividend by 16 per cent to 101 US cents per share. This included a 22 per cent permanent rebasing of the final dividend; this is the starting point for future dividends.   We also completed a US$10 billion share buy-back.

During the year, your Board also approved eleven major growth projects with a total investment value of US$13 billion. These include investments in iron ore, metallurgical coal, copper, potash, natural gas and energy coal. Just last week we approved US$1.2 billion for the first phase of the expansion of Olympic Dam in South Australia. The investment commitment is an important milestone in Olympic Dam’s long-term development.

So, despite global economic challenges and risks, we remain confident of BHP Billiton’s long-term future, and we expect to invest over US$80 billion in growth projects over the five years to 2015.

Our People

This confidence is not solely based on our tier one assets, our strong pipeline of growth and our governance framework, but also on the quality of our people; a strength which reinforces our competitive advantage.

We have a global workforce of around 100,000 people at over 100 operations, led by a world class management team under Marius Kloppers. All of them have delivered the results you see today - and on your behalf I sincerely thank them.

Marius, can I ask you to address the meeting?

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Jac and good morning everyone.

I am pleased to report that BHP Billiton has again delivered a very strong financial result. Our performance this year is particularly pleasing in the context of various headwinds including volatile global economic conditions and a range of weather-related events.

Today I would like to build on the themes that Jac outlined earlier by addressing the long-term drivers of our industry, in particular the fundamental trends of industrialisation and urbanisation evident in many developing nations. These trends will support strong demand for decades to come. But, it would obviously be remiss of me not to touch on the volatility in the short-term outlook.

I will also outline the key elements of our strategy in the context of these macro-trends, explain how we are thinking about our business over the next five years, and how we are positioning it for growth over the long term.

In addition, as Jac said, I will touch on our recent entry into the US shale gas sector.

First, I would like to acknowledge the family, friends and co-workers of the two colleagues we tragically lost this year due to workplace accidents. Any fatality in our business is simply unacceptable. We cannot claim to be truly successful until all risk of injury has been eliminated from our business; this requires a relentless focus, day in, day out, by every one of us.

BHP Billiton Merger – 10 years on

This year marks the tenth anniversary of the transformational merger between BHP and Billiton.

Our underlying EBIT this year was almost US$32 billion, which is 10 times greater than the first result delivered by BHP Billiton as a combined business. This year we produced record production in four commodities: iron ore, nickel matte, manganese and natural gas, and also achieved record production at 10 of our operations.

Since 2001, we have successfully delivered 59 major projects, and invested around US$100 billion in organic growth opportunities as well as acquisitions of high quality, long-life assets, including the most recent acquisition of Petrohawk.

I will talk more later about our future investment plans and how that will support our ability to deliver strong shareholder returns.

Financial Performance

First let me touch on some of the highlights of our performance in 2011 in addition to those that Jac pointed out earlier.

• Our underlying earnings before interest and tax rose 62 per cent to a record US$32 billion.

• Profit increased by 74 per cent to US$21.7 billion, another new record for our Company.

• Net Operating Cash Flow of more than US$30 billion, together with our strong balance sheet and low gearing, confirms our capacity to fund our growth aspirations.

• We completed an expanded US$10 billion share buy-back program six months ahead of schedule. Including this latest effort, since 2004, it is worth noting that we have repurchased US$22.6 billion of shares, representing 15 per cent of then issued capital.

• Finally, in line with our progressive dividend policy, we announced a 22 per cent increase in the final dividend, resulting in a full year dividend payout of 101 US cents per share.

These results are testament to our ability to deliver robust financial performance through economic and commodity cycles.

Industry Overview / Economic Conditions

Let me now turn to the short-term economic outlook, before moving on to some of the long-term macroeconomic changes affecting our industry and influencing our strategy.

Even a casual observer of global equity markets over the past weeks and months would note the unpredictability and volatility of global markets. None of us is able to say for certain how the markets will perform in the short run. One thing we can probably say is that higher volatility is likely to remain until issues surrounding the European sovereign debt markets are definitively addressed.

What I can talk about to some extent is the shorter term supply demand picture we are seeing. Our order book remains full and the developing world industrial operating rates healthy; we have, however, seen a softening of prices over the last months as customers behave conservatively in the light of global uncertainty. We are also seeing that customers are looking closely at their inventory levels as they operate their businesses, cognisant of the potential need to tailor their plans if the global economic uncertainty continues.

The base case global economic outlook, however, remains one where growth is only modestly below potential, supported by ongoing growth in emerging economies such as China and India. Provided that there are no large external shocks, and policy makers continue to manage inflationary pressures in these developing countries effectively, we expect these economies that drive demand for our products to grow solidly and sustainably into the future.

You will have heard us talk many times, and Jac today, about the implications for your Company of this industrialisation and urbanisation that is occurring on a vast scale in many parts of the developing world. Some of these developing economies are growing at around three times or more the rate of developed economies.

Far from being a short-lived phenomenon or a routine commodities boom, we are in the early stages of a structural shift in the global economy that will last for many decades. Therefore, notwithstanding the current challenges for the global economy, we expect the influence of developing nations to become more pronounced as their economies contribute a greater proportion of global GDP.   Against this backdrop, the future long-term demand for our products will remain strong.

But, when we analyse opportunities for our Company, we not only need to look at demand, we also need to look at supply. In recent years, the global supply side of the equation has faltered. Many players scaled back on investment during the global financial crisis and, as a result, production of key commodities like iron ore, metallurgical coal and copper have fallen materially short of forecasts made only three years ago.

In addition, short-term disruptions like the floods in Queensland, the tsunami in Japan earlier this year and bottlenecks in the industry supply chain for tyres, trucks and key consumables have also contributed to less than expected global supply.

With our strong balance sheet, high quality, expandable assets and long-standing policy of investing through the cycle, the current and future supply-demand fundamentals represent a significant and unique opportunity, and one that we are well positioned to grasp.

As you know, we as a Company have long held the view that the best way to price our products is via open and transparent price discovery. This year we were pleased to see the industry take a big step forward in its approach to bulk commodity pricing. We are now seeing most of our products sold on shorter-term reference pricing. For businesses like iron ore and metallurgical coal that in the past have had to laboriously negotiate long-term prices each year, this is a very significant, and positive shift. Over time, as the liquidity in these markets develop, it will give our customers additional tools for managing their risk.

In the context of the long-term demand outlook and the future opportunities that I have just spoken about, let me now spend a few moments talking to some of the core elements of our strategy.

Our Strategy

As Jac explained earlier, our strategy is to operate a portfolio of large, long-life, low-cost and expandable assets, diversified by commodity, market and geography and organised by way of a simple, scalable structure. This diversified, low-cost asset base enhances the resilience of our cash flow by reducing our exposure to any one commodity or currency thereby, importantly, allowing us to invest in and grow our business throughout the economic cycle.

It also means that we are able to supply a suite of products to meet the resources demand of emerging economies at every stage of their growth. Our products are the raw materials fuelling not just today’s growth, but growth that will happen a century from now. This means that we will truly be able to deliver on our promise of “resourcing the future”.

Organisationally, our strategy is to operate under a simple organisational structure. With a workforce of more than 40,000 employees and 64,000 contractors at more than 100 locations globally, we rely on standardised processes that allow us to organise our work effectively, deploy our skills globally and exert a high degree of control over projects. We try to keep things simple so our people are free to focus on what is important.

Another key element of our strategy is investing in expandable assets or “resource basins” as we like to call them. In Australia these basins include Olympic Dam copper/uranium; Western Australia Iron Ore and Queensland Coal. In Canada, we are focused on the potash developments in the Saskatchewan potash basin; in Chile, Escondida copper; and in the US, our deep water Gulf of Mexico operations and our new shale gas assets.

All of these assets meet our “Tier One” criteria of being large scale, long-life and low cost. They are assets where we can apply our extensive intellectual capital as well as evolving technological innovation to extract decades worth of organic growth that is both highly profitable and relatively low risk.

Our “hub-based” organisational model allows us to set up and construct many projects in succession in the same resource basin, using the same teams. This approach provides simplicity and scalability and ensures that we can develop and retain specialist talent, therefore continuously improving our ability to execute major projects.

We have a longstanding commitment to invest through economic cycles; over the next five years we expect to invest more than US$80 billion in our organic growth program. We always prioritise investments to ensure that we are putting our capital to work in areas of the portfolio that will generate the best returns.

Which brings me to our entry into the US shale gas sector.

Shale Gas Acquisitions

During the year we invested close to US$20 billion in US shale gas and liquids through the acquisition of Petrohawk Energy Corporation and Chesapeake Energy Corporation’s interest in the Fayetteville Shale. Shale gas is a substantial source of low carbon fuel that is perfectly positioned to meet the world’s expanding energy needs. In the context of greater global awareness of climate change, we see the development of shale gas as an additional energy source available to our customers, as particularly exciting.

Both of our shale acquisitions are entirely consistent with our strategy of investing in large, long-life, high margin, low-cost assets, having the potential for significant volume growth from future development.

Now there has been a lot of commentary about the environmental impact of hydraulic fracturing, so I would like to take a moment to talk about this. Hydraulic fracturing is a technology that has been used in the United States since the 1940s, in more than one million wells, to produce more than seven billion barrels of oil and 600 trillion cubic feet of natural gas. When done correctly, the process is environmentally sound. That means using the right technology coupled with outstanding operating practices that isolate and protect any fresh water aquifers. The horizontal section where the hydraulic fracturing occurs can be over a mile deeper than any possible groundwater it could contact. This is the fundamental difference between shale gas extraction and coal bed methane; our shale operations involve hydraulically fracturing shale that is deep below the surface.

Regulations continue to evolve in the US, with ongoing initiatives to protect the environment. We are working cooperatively with regulators in Arkansas, Texas and Louisiana. Transparency and disclosure are also important. For example, we have joined more than 40 other companies that voluntarily disclose the components used in hydraulic fracturing. Let me reiterate that we will manage this business in a way that is satisfactory to those that we must serve as stakeholders. We are very confident the technology meets our standards, and continues to improve all the time.

We have been pleased with the understanding of, and support for the shale industry among regulators, local governments and of course our landowner partners, and we are working closely with them to play our part in supporting ongoing initiatives to protect the environment.

Conclusion

In closing, I’d like to thank our 40,000 employees as well as our 64,000 contractors around the world whose efforts underpinned our financial achievements this year, and who are critical to our future success.

I am proud to lead a Company whose products are directly contributing to improving the lives of hundreds of millions of people.

Thank you for your ongoing support this year, and with that I will hand over to Jac.

The Chairman then conducted the formal items of business.

Closing Remarks

In closing, let me say that our results demonstrate the strength of BHP Billiton. As you have heard me say, they reflect a unique set of assets, an effective strategy and the quality of our people.

As a Board, we believe that the best way to optimise value for our shareholders is to grow the Company over the long-term by delivering on our strategy.

We thank our shareholders for their support. We will continue to strive for ongoing improvement on your behalf.

BHP Billiton Limited will hold its Annual General Meeting on 17 November in Melbourne, Australia, and the results of both meetings will be notified to stock exchanges and posted on our website.

Thank you for participating and please join us for refreshments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209) BHP Billiton Limited (ABN 49 004 028 077)
Date : October 20, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary